UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

------------------------------

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

Alianza Minerals Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

016095101

(CUSIP Number)

Mark T. Brown

c/o Pacific Opportunity Capital Ltd.

325 Howe Street, Suite 410

Vancouver, British Columbia, Canada V6C 1Z7

August 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 016095101	13D	Page 2 of 7 pages

1.	Names of Reporting Persons Mark T. Brown
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 20,888,993
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,888,993
	10.	Shared Dispositive Power 0

CUSIP 016095101	13D	Page 3 of 7 pages

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,888,993
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person IN

CUSIP 016095101	13D	Page 4 of 7 pages

Item 1.  Security and Issuer.

The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is common stock, no par value ("Common Stock"), of Alianza Minerals Ltd., a British Columbia corporation (the "Issuer").  The address of the Issuer's principal executive offices is 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7.

Item 2.  Identity and Background.

This Statement is filed by Mark T. Brown (the “Reporting Person”), whose business address is 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7. Mr. Brown is a citizen of Canada.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The securities owned by the Reporting Person include common shares, common stock warrants, and common stock purchase options. These securities are owned personally, through Pacific Opportunity Capital, a private company controlled by the Reporting Person, and through Spartacus Management, a private company controlled by the Reporting Person. The common shares were acquired at various times and methods since the Company’s founding in 2005 using personal funds or were shares issued directly to the Reporting Person by the Issuer, including:

•Founder’s initial seed shares;

•Purchases from the Issuer pursuant to private placements;

•Common shares issued pursuant through the merger with a separate company;

•Common stock option exercises;

•Share purchase warrant exercises;

•Shares received from the Issuer pursuant to settlement of outstanding debt;

•Open market purchases.

Item 4.  Purpose of Transaction.

The Reporting Person currently serves as a Director of the Issuer and may acquire or dispose of shares of Common Stock or securities convertible into or exercisable for shares of Common Stock from time to time for investment purposes.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP 016095101	13D	Page 5 of 7 pages

Item 5.  Interest in Securities of the Issuer.

As of the date of this report, the Reporting Person beneficially owns 20,888,993 shares of Common Stock, or 13.1%, based on 159,389,955 shares of Common Stock outstanding as of August 8, 2023, and share purchase options and share purchase warrants exercisable within 60 days.

These shares consist of:

•1,730,000 common shares and 1,350,000 share purchase options held personally;

•16,550,226 common shares and 1,095,767 common share purchase warrants held by Pacific Opportunity Capital, a private company controlled by the Reporting Person;

•163,000 common shares held by Spartacus Management, a private company controlled by the Reporting Person.

The Reporting Person has the sole power to direct the vote and to dispose of 20,888,993 shares of Common Stock.

The Reporting Person has effected the following transactions in the Issuer’s common stock in the last 60 days.

June 19, 2023Purchased 50,000 common shares in the open market at a price of $0.025 Canadian.

June 28, 2023Purchased 25,000 common shares in the open market at a price of $0.025 Canadian.

June 29, 2023Sold 75,000 common shares in the open market at a price of $0.025 Canadian.

July 27, 2023Purchased 347,000 common shares in the open market at a price of $0.03 Canadian.

July 28, 2023Purchased 364,000 common shares in the open market at a price of $0.035 Canadian.

August 2, 2023Purchased 102,000 common shares in the open market at a price of $0.035 Canadian

August 3, 2023Purchased 37,000 common shares in the open market at a price of $0.035 Canadian

August 3, 2023Purchased 50,000 common shares in the open market at a price of $0.04 Canadian

August 4, 2023Purchased 500,000 common shares in the open market at a price of $0.04 Canadian.

August 8, 2023Purchased 37,000 common shares in the open market at a price of $0.04 Canadian.

Items (d)-(e)Not applicable.

CUSIP 016095101	13D	Page 6 of 7 pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

CUSIP 016095101	13D	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated    August 8, 2023By:  /s/  “Mark T. Brown”

Name: Mark T. Brown

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001.)